Exhibit 99.1



Mesa Air Group Reports Second Quarter 2009 Results

PHOENIX, May 11, 2009 - Mesa Air Group, Inc. (NASDAQ: MESA) (the "Company") announced today a second quarter pre-tax operating profit of $27.2 million from continuing operations and a net loss after tax of $37.3 million from continuing operations on operating revenues of $233.0 million. The significant after tax net loss is the result of recording $64.5 million income tax expense primarily driven by an IRC Section 382 tax provision affecting Net Operating Loss (NOL) carryforwards. Total operating revenues for the second quarter of 2009 decreased $87.3 million, or 27.3% primarily resulting from a year-over-year decrease in capacity and lower fuel revenue. The net loss of $37.3 million, or $0.43 per share on a diluted basis, compares to net gain from continuing operations of $17.5 million, or $0.51 per diluted share for the same period of fiscal 2008. Pro forma net loss for the quarter was $0.1 million or break even on a per diluted share basis compared to a loss of $4.1 million or $0.15 per diluted share for the same period of fiscal 2008. Pro forma net loss for the quarter includes adjustments for the following items on an after tax basis: $54.0 million adjustment to income tax expense, $1.7 million loss from equity method investments, $1.6 million costs associated with the Chinese joint venture, $1.1 million in lease return costs, a $1.1 million inventory write-down, $0.3 million in *go!* legal expenses, a $0.2 million impairment charge, and $0.1 million for loss on disposal. These losses were partially offset by a $22.9 million gain on extinguishment of debt.

Total Available Seat Miles ("ASM's") for the second quarter of fiscal 2009 decreased 14.2% from the second quarter of 2008. The decrease was primarily due to a reduction in the number of aircraft flown from 178 as of March 31, 2008 to 151 as of March 31, 2009. At March 31, 2009 Mesa's operating fleet was comprised of 77 50-seat regional jets, 38 86-seat regional jets, 20 66-seat regional jets, and 16 37-seat turboprops. As of March 31, 2009, the Company operated 48 regional jets and six turboprops on a codeshare basis with US Airways, 46 regional jets and ten turboprops for United, 28 regional jets for Delta, and had eight operational spares. The Company also flew five regional jets in Hawaii, operating as *go!*

As of March 31, 2009, the Company's cash, marketable securities and restricted cash were approximately $57.1 million. In the third quarter of fiscal 2009 and similar to prior years, the Company will make aircraft lease payments that will impact our cash position.

Events during the second quarter included:

- Bonds: The Company purchased certain senior convertible notes due in June 2023 and February 2024 at a substantial discount and recorded a net gain (after tax) on the extinguishment of debt of approximately $22.9 million.

- Section 382 Limitation: Mesa issued 117,072,627 shares in the second quarter, which triggered a Section 382 limitation in relation to the Company's net operating loss carryforwards. Section 382 of the Internal Revenue Code limits the amount of pre-change net operating loss carryforwards that can be utilized after an ownership change.

- China Joint Venture: During the second quarter, Mesa Air Group divested its indirect interest in Kunpeng Airlines. The Company recorded an after tax loss on equity method investment of $2.7 million and $1.6 million of other expenses which includes a reserve for bad debt in the second quarter of 2009.

- *go!*: Mesa continued to expand its Hawaiian inter-island operation, *go!*. Available seat miles increased 16.0% in comparison to the same period in the prior fiscal year. Departures increased 13.7% and passengers carried increased 20.1% over the second quarter of 2008. *go!* also celebrated its 2,000,000th passenger on March 18, 2009. Additionally, Mesa terminated its code share agreement with Mokulele Airlines, and commenced a new code share agreement with Hawaii's Island Air. Effective March 25, 2009 *go!* began marketing services to be flown by Island Air.

"We are pleased to have made progress during the second quarter. Most significantly, we restructured our debt and concluded a new agreement with our pilots," said Mesa Chairman and CEO, Jonathan Ornstein. "We would like to thank our airline partners, vendors, suppliers, bondholders and hardworking employees for their continued support. While the economic environment continues to be challenging and Mesa's position is particularly difficult, we remain diligent in our efforts to improve the financial and operational performance of the company."

| | Operating Data | | | Operating Data | |
| | Three Months Ended | | | Six Months Ended | |
	Mar. 31, 2009	Mar. 31, 2008		Mar. 31, 2009	Mar. 31, 2008
Passengers	2,898,195	3,266,626		6,077,863	6,854,918
Available seat miles ("ASM") (000's)	1,702,554	1,984,190		3,432,991	4,104,419
Revenue passenger miles (000's)	1,233,790	1,429,186		2,561,199	2,980,016
Load factor	72.5%	72.0%		74.6%	72.6%
Yield per revenue passenger mile (cents)	18.8	0.2		19.5	0.2
Revenue per ASM (cents)	13.7	0.2		14.5	0.2
Operating cost per ASM (cents)	13.8	0.2		14.2	0.2
Average stage length (miles)	386	401		379	399
Number of operating aircraft in fleet	151	178		151	178
Gallons of fuel consumed	32,439,582	39,985,972		65,851,452	81,441,520
Block hours flown	106,711	120,818		216,447	249,380
Departures	69,835	78,173		143,198	163,160

MESA AIR GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Three Months Ended March 31,		Six Months Ended March 31,	
	2009	**2008**	**2009**	**2008**
		(Unaudited)		
		(In thousands, except per share data)		
Operating revenues:				
Passenger	$ 229,568	$ 316,840	$ 491,064	$ 640,043
Freight and other	3,443	3,489	7,070	6,878
Total operating revenues	233,011	320,329	498,134	646,921
Operating expenses:				
Flight operations	84,812	89,207	170,304	182,778
Fuel	50,323	118,759	128,858	234,678
Maintenance	56,799	66,884	105,961	138,894
Aircraft and traffic servicing	17,783	20,255	34,272	39,910
Promotion and sales	1,293	922	2,413	1,703
General and administrative	14,725	20,984	26,233	35,976
Depreciation and amortization	9,312	9,769	18,030	19,356
Loss contingency	-	(34,100)	-	(34,100)
Bankruptcy settlement	-	(27)	-	(27)
Impairment of long-lived assets	350	-	350	-
Total operating expenses	235,397	292,653	486,421	619,168
Operating income (loss)	(2,386)	27,676	11,713	27,753
Other income (expense):				
Interest expense	(5,402)	(9,719)	(13,588)	(19,400)
Interest income	988	1,919	2,097	4,519
Gain on extinguishment of debt	37,210	7,354	45,317	7,354
Loss from equity method investments	(2,794)	(506)	(1,559)	(1,558)
Other income (expense)	(414)	2,296	(891)	6,199
Total other income (expense)	29,588	1,344	31,376	(2,886)
Income (loss) from continuing operations before taxes	27,202	29,020	43,089	24,867
Income tax provision (benefit)	64,479	11,557	64,878	10,162
Net income (loss) from continuing operations	(37,277)	17,463	(21,789)	14,705
Loss from discontinued operations, net of taxes	539	(8,043)	353	(9,492)
Net income (loss)	$ (36,738)	$ 9,420	$ (21,436)	$ 5,213
Basic income (loss) per common share:				
Income (loss) from continuing operations	$ (0.43)	$ 0.65	$ (0.38)	$ 0.53
Loss from discontinued operations	0.01	(0.30)	0.01	(0.34)
Net income (loss) per share	$ (0.42)	$ 0.35	$ (0.37)	$ 0.19
Diluted income (loss) per common share:				
Income (loss) from continuing operations	$ (0.43)	$ 0.51	$ (0.38)	$ 0.45
Loss from discontinued operations	0.01	(0.22)	0.01	(0.26)
Net income (loss) per share	$ (0.42)	$ 0.29	$ (0.37)	$ 0.19

	Three Months Ended March 31,		Six Months Ended March 31,	
	2009	2008	2009	2008
PRO FORMA (After tax):				
Net income (loss) from continuing operations	$ (37,277)	$ 17,463	$ (21,789)	$ 14,705
Adjustment to income tax expense	54,039	-	54,039	-
Net gain on securities	-	(1,867)	-	(4,252)
Loss on disposal	71	376	201	444
Lease return costs	1,113	3,277	1,332	6,935
(Gain) on extinguishment of debt	(22,929)	(4,532)	(27,925)	(4,532)
Impairment charges	216	-	216	-
Inventory write-down	1,137	-	1,137	-
Interest rate cap	-	452	-	452
go! legal expense	285	567	(167)	1,044
Costs on China JV	1,553	882	1,923	1,035
Loss contingency - Hawaiian settlement	-	(21,012)	-	(21,012)
(Gain) Loss from equity method investments	1,722	311	961	959
Pro forma net income (loss) from continuing operations	$ (70)	$ (4,083)	$ 9,928	$ (4,222)
Pro forma income (loss) per common share:				
Basic	$ (0.00)	$ (0.15)	$ 0.17	$ (0.15)
Diluted	$ (0.00)	$ (0.15)	$ 0.17	$ (0.15)

To supplement our consolidated financial statements presented in accordance with GAAP, the Company uses non-GAAP measures of pro forma net income (loss) and pro forma earnings (loss) per share, which are adjusted from our GAAP results as shown above. These non-GAAP adjustments are provided to enhance the user's overall understanding of our current financial performance. We believe the non-GAAP results provide useful information to both management and investors by excluding certain charges and other amounts that we believe are not indicative of our core operating results. These non-GAAP measures are included to provide investors and management with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. In addition, since we have historically reported pro forma results to the investment community, we believe the inclusion of non-GAAP numbers provides consistency in our financial reporting. These measures are not in accordance with or an alternative for, GAAP and may be different from pro forma measures used by other companies.

Mesa's second quarter results will be discussed in more detail via teleconference on May 11, 2009 at 10:00 AM Mountain Standard Time, 1:00 PM Eastern Time. The live audio Webcast of the call will be available on Mesa's Web site at www.mesa-air.com. There will also be a replay of the call available beginning approximately one hour after its conclusion at the same Web address.

Mesa currently operates 146 aircraft with over 800 daily system departures to 123 cities, 38 states, the District of Columbia, Canada and Mexico. Mesa operates as Delta Connection, US Airways Express and United Express under contractual agreements with Delta Air Lines, US Airways and United Airlines, respectively, and go!. In June 2006 Mesa launched inter-island Hawaiian service as go!. This operation links Honolulu to the neighbor island airports of Hilo, Kahului, Kona and Lihue. The Company, founded by Larry and Janie Risley in New Mexico in 1982, has approximately 4,000 employees and was awarded Regional Airline of the Year by Air Transport World magazine in 1992 and 2005.

This press release contains various forward-looking statements that are based on management's beliefs, as well as assumptions made by and information currently available to management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected.

SOURCE Mesa Air Group, Inc.

Mesa Air Group, Inc., +1-602-685-4010

http://www.mesa-air.com/